Mail Stop 4561

      April 14, 2006

David J. Wagner
Senior Vice President, Finance
and Chief Financial Officer
Entrust, Inc.
One Hanover Park, Suite 800
16633 Dallas Parkway
Addison, TX  75001

	Re:	Entrust, Inc.
   Form 10-K for the Fiscal Year Ended
   December 31, 2005
		Filed March 3, 2006
   Form 8-K Filed January 24, 2006
		File No. 000-24733

Dear Mr. Wagner:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 60

1. Your conclusion that your disclosure controls and procedures are effective "in alerting them in a timely manner to material information required to be disclosed in our period reports filed with the SEC," is significantly more limited than what is called for under Rule13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure."
Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section.
Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports.

Note 4. Investment in Ohana Wireless, Inc., page F-20

2. We note in your disclosure that Ohana Wireless, Inc. underwent a capital restructuring and that all of your loans, together with accrued interest, were converted to stock of the restructured company, ADML Holdco. As a result of this restructuring, it is not clear from your disclosure whether there are any additional terms associated with your investment in ADML Holdco that would impact your accounting for this investment under FIN 46(R). In this regard, tell us whether you have any commitments or other arrangements to provide funding for any shortfalls ADML Holdco may incur. Identify all variable interests (i.e., equity, loans, commitments) and indicate whether you would be deemed the primary beneficiary.

Form 8-K filed January 24, 2006

3. We note your use of non-GAAP financial measures in the Form 8-K noted above which excludes certain recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the
Use
of Non-GAAP Financial Measures to include the following disclosures:

* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation
S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes certain recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. For example, it is unclear to us why amortization of purchased product rights is not relevant for investors considering that the use of these assets contributes to generating revenue.

4. We also note your use of the term "pro forma net income" in your
Form 8-K. Please note that it is not appropriate for you to use this term in your Form 8-Ks since you have not used that term as contemplated in Regulation S-X. It appears such disclosures should be referred to as non-GAAP measures. Refer to footnote 12 to the Final Rules for the Conditions for Use of Non-GAAP Financial Measures.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

David J. Wagner
Entrust, Inc.
April 14, 2006
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